1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

March 23, 2011

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (“Trust”)

(Securities Act File No. 92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 501

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 501 to the Trust’s Registration Statement, filed on behalf of its series iShares High Dividend Equity Fund (the “Fund”) pursuant to Rule 485(a) under the 1933 Act. The comments were provided in a telephone conversation on March 9, 2011. For your convenience, your comments are set forth below and each comment is followed by our response.

Comment No. 1: The exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded should appear on the cover page, not the first page.

Response: The Fund’s exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Trust has previously noted, the Trust also plans to disclose the Fund’s exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded in the heading of the Fund’s summary section.

Comment No. 2: The servicemark paragraph under the Table of Contents should be deleted.

Response: The servicemark paragraph is required under the Trust’s license agreement with the index provider for the Fund. The Trust can look into the possibility of moving the servicemark language to

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

March 23, 2011

the extent permitted pursuant to the licensing arrangement with the Fund’s index provider or by a waiver of the restrictions thereof, but the Trust cannot delete the servicemark disclosure altogether.

Comment No. 3: All language after the first sentence of the “Fees and Expenses” section and before the fee table should be deleted.

Response: As we discussed, this language before the fee table had previously been disclosed in footnotes to the fee table, but the Staff told the Trust that such disclosure could be placed in the text of the summary section, rather than in a footnote. The Trust included this language in other prospectuses before the fee table as a result of this discussion with the Staff.

Comment No. 4: Investment strategies for the Fund should include securities lending if securities lending is identified as a principal risk of the Fund.

Response: The Trust will note the Fund’s policy of lending portfolio securities in the investment strategy section as long as lending remains a principal risk of the Fund.

Comment No. 5: Please file the Trust’s form of Participation Agreement as an exhibit.

Response: The Trust will file its form of Participation Agreement as an exhibit to its registration statement as part of an upcoming post-effective amendment.

The Trust has authorized us to represent that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1138.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer
Andrew Josef